FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1         Name and Address of Company

Gammon Gold Inc.
1601 Lower Water Street, Summit Place
Suite 402
Halifax, Nova Scotia, B3J 3P6

Item 2         Date of Material Change

February 19, 2008

Item 3         News Release

The press release attached as Schedule A was released over Canada NewsWire on February 19, 2008.

Item 4         Summary of Material Change

One Of The Best Single Month Operating Cashflow And Total Cash Costs Performance Results In The History Of The Company; +$1.9M Operating Cashflow and a 14.3% Reduction In Consolidated January Total Cash Costs Per Ounce From Q4 and a 33.9% Reduction Over Q3 Cash Costs

Item 5         Full Description of Material Change

Gammon Gold Releases Ocampo Key Operational Indicators for January 2008

One Of The Best Single Month Operating Cashflow And Total Cash Costs Performance Results In The History Of The Company; +$1.9M Operating Cashflow and a 14.3% Reduction In Consolidated January Total Cash Costs Per Ounce From Q4 and a 33.9% Reduction Over Q3 Cash Costs

Highlights

  During January the Company announced the appointment of Scott Perry as Chief Financial Officer and Russell Tremayne as Chief Operating Officer. Both Mr. Perry and Mr. Tremayne had previously worked with Gammon’s Chief Executive Officer, Rene Marion at Highland Gold where Mr. Marion and Mr. Perry were seconded from Barrick Gold. Their proven success as a team in turning around Highland’s operations, as well as the recapitalization of Highland, will benefit Gammon tremendously. Gammon now has in place a proven senior management team that possesses the requisite mining experience needed to successfully execute the Company’s growth strategy.

  Ongoing operating improvement initiatives resulted in a significant positive operating cash flow contribution of $1.9 million which was further reflected in a 14.3% reduction in January consolidated total cash costs from Q4 and a 33.9% reduction over Q3. Ocampo posted a 7.4% total cash costs per ounce reduction in January from Q4 and a 39.5% reduction over Q3 Cash Costs.

  The Company (inclusive of Gammon Gold’s El Cubo mine) remains on target to produce at the low end of the target range of 56,000 to 62,000 gold equivalent ounces during Q1 at a total cash cost that is consistent with estimated cash costs for Q4 2007.

  The Company strengthened its liquidity position when the Company’s lenders, subject to the Company providing a satisfactory mine plan and updated reserve statements by March 31, 2008, agreed to remove all restrictions that limit access to the final $12.5 million portion of this facility such that the Company will now have access to the full $60 million facility. The ongoing operational improvements combined with the strong market prices for gold and silver are expected to underpin the Company’s turnaround phase into the later part of 2008, at which point the Company’s business model is anticipated to generate positive net cash flow. Gammon views the lender’s willingness to lift these facility access restrictions as a vote of confidence in the group’s assets and the strengthened management team.

Consolidated Production & Cost Overview

The Company, including both Ocampo and El Cubo, achieved production in January as planned, similar to December. In January, the Company produced a total of 9,246 ounces of gold and 400,075 ounces of silver or 16,429 gold equivalent ounces. Of this production,  El Cubo contributed 3,353 ounces of gold and 155,889 ounces of silver or 6,150 gold equivalent ounces an increase of 22% over December at a cash cost of $518.80 per ounce a 36% decrease over December. During January, the Company sold a total of 9,173 ounces of gold and 393,417 ounces of silver or 16,236 gold equivalent ounces and realized an average gold price of $873/oz and an average silver price of $15.63/oz. Of the ounces sold, El Cubo contributed 3,353 ounces of gold and 155,889 ounces of silver or 6,150 gold equivalent ounces, an increase of 22% over December.

Operating and Free Cash Flow (unaudited)

Financial indicators clearly demonstrate that the Company is continuing to advance its turnaround. Operating cash flow in January improved by $2.2 million to $1.9 million or by 112% as compared to ($0.240 million) in Q4 and clearly shows that productivity efficiencies achieved at Ocampo, coupled with aggressive cost management strategies, are continuing to positively impact costs. Free cash flow improved to ($0.9 million) or by 94% in January as compared to ($14.7 million) in Q4. As the Company completes its investment in capital expansion projects, expected to be by mid-2008, the Company anticipates being free cash flow positive in the later part of 2008.

Additional improvements are anticipated in Q1 2008 as many production and cost savings initiatives gain additional traction and we leverage strong metal prices. Capital costs during January were in line with internal expansion capital projections at $2.8 million. Consolidated cash costs for January decreased by 14.3% to $505 per ounce (net of any year end adjustments) over Q4 cash costs and was a 33.9% reduction over Q3 cash costs. Continued improvements in total cash costs will be driven by the Company’s focus on increased production and cost optimization efforts.

The Company (inclusive of Gammon Gold’s El Cubo mine) remains on target to produce at the low end of the target range of 56,000 to 62,000 gold equivalent ounces during Q1 at a total cash cost that is consistent with anticipated cash costs for Q4 2007.

Total capital expenditures at Ocampo and El Cubo in Q1 are anticipated to range from $16 to $20 million in Q1 2008. As of February 1, the Company had effectively drawn $31.4 million of its $60 million revolving facility which is less than the budgeted amount anticipated for this time period with no further facility draw downs taken to date in February.

Mr. Scott Perry, CFO of Gammon Gold stated, “Our operating and cost management initiatives are progressing well which should result in stronger financial results. There is a clear turnaround in progress and momentum is strong and positive. Our operating assets are steadily improving and together with the Company’s strengthened liquidity position we now have the financial and operational base from which we can continue to grow our cornerstone operations positioning Gammon for the value opportunities that lie ahead.”

Mr. Rene Marion, CEO of Gammon Gold stated, “There is a clear and positive trend emerging from the key performance indicators that is very encouraging and clearly underscores the significant advancement in our turnaround at Ocampo since October. Overall productivity continues to improve throughout Ocampo and there are many areas where we can expect to achieve ongoing improvement in both productivity as well as costs. Russell Tremayne and his entire operational team are doing a great job in implementing best mining practices and creating a safe working environment. I am very pleased to have both Russell Tremayne and Scott Perry back on my team so together we can accelerate the turnaround at Ocampo. I am also encouraged by the improvement in productivity that we have achieved at our El Cubo mine and anticipate ongoing positive results to continue in the months ahead.”

Mr. Marion continued, “We are encouraged by significant improvements in both operating and free cash flow as well as in overall productivity and therefore, remain confident that we will continue to maintain this positive momentum and achieve our Q1 2008 targets.

Additionally, with unrestricted access to the full $60 million revolving line of credit that is anticipated, the Company should have sufficient liquidity and funding to fully execute its growth strategy through this turnaround period.”

Ocampo – January 2008

Gammon Gold is pleased to advise that overall improvements achieved at its Ocampo mine are continuing into Q1 2008. January production at Ocampo was 5,893 ounces of gold and 244,188 ounces of silver for a gold equivalent production of 10,279 ounces. A total of 5,820 ounces of gold and 237,528 ounces of silver were sold during the month or 10,086 gold equivalent ounces. During January, the Company realized an average gold price of $886/oz and an average silver price of $16.05/oz. The planned monthly production contribution was lower than what we are planning in February and March which is due to fewer tonnes being placed on the Heap Leach Pad during November and December as well as areas of the pad that are currently not under leach due to the expansion of the leach pad. As a result of these construction activities that are expected to be completed in Q2, approximately 120,000 tonnes placed on the pad are not currently under leach. Also impacting productivity was the unavailability of open pit excavators due to a scheduled maintenance program. Leased equipment is currently supplementing the fleet and the Open Pit is expected to be fully operational in March.  For Ocampo, total cash costs (prior to the recording of any potential quarter end adjustments occurring in the normal course of events) for January was $498 per gold equivalent ounce, a decrease of 7.4% over Q4 2007 and 39.5% decrease over Q3 2007 despite one-off costs of $35 per ounce for severances, parts for the open pit excavators and leasing costs for loaders while the excavators are down.

Ocampo Average Monthly Au(e) Production vs Cash Costs

  During January additional improvements in cash costs were clearly evident. These cost reduction efforts throughout the operation continue to gain traction and these incremental improvements will continue into 2008. Capital expansionary project initiatives that will be implemented in 2008 will enhance productivity and reduce operating costs in all areas. Most particularly, the optimization of our processing facilities, access to 20 megawatts of grid power and the delivery of underground equipment will provide significant costs savings and enhance overall capacity.

  An additional 5 megawatts of main grid power was operational in the last week of January and this has reduced both our reliance on diesel generated power and will positively impact costs going forward. The access to grid power also minimizes exposure to business interruption should there be problems with one of our generators. The additional 5 megawatts will increase main grid power to a total of 7 megawatts. The Company anticipates access to 20 megawatts of main grid power in early 2009 that will eliminate the reliance on the diesel generated power and provide additional costs savings of approximately $24/ounce.

  We have recently recruited and continue to recruit for several key management positions. Most notably is Chris Campbell-Hicks as Process and Heap Leach Manager. Chris has worked with Rene for the past 3 years and was recently recruited from Highland Gold where he was instrumental in increasing processing performance by over 35% in 6 months at Highland’s MNV operation.

  The Santa Eduviges decline has intercepted the main mineralized structure and we have begun to deliver the development ore to the Mill for processing.

The Company has implemented a bonus incentive plan for exemplary performance for all operating departments at Ocampo. Early indicators are that this incentive program is resulting in increased productivity throughout the Ocampo operation, but in particular development, as indicated by the KPI charts in this press release. As the impact of the productivity bonuses begins to be internalized by the workforce we anticipate that there will be additional productivity gains achieved.

  By month end in January stockpiles stood at 11,612 tonnes ahead of the mill and 136,968 tonnes ahead of the crushing plant. These will continue to serve the operation to minimize the possibility of production interruption due to possible feed variability from the underground or the open pit. The focus going forward will remain on maintaining stockpiles ahead of both processing facilities to ensure ongoing production during any period of downtime.

Russell Tremayne, COO of Gammon Gold stated, “There are many initiatives currently being implemented at Ocampo to increase productivity and I am encouraged by the continued gains we are achieving in all areas of the mine. The re-introduction of longhole mining and the appointment of 2 longhole specialists will help continue to minimize dilution and improve productivity. As well, we have continued our focus on introducing mining methods that will enhance productivity, the deployment of equipment, as well as overall improved mine planning and development and equipment availability. During the rest of Q1 we will continue to work through outstanding maintenance and equipment productivity issues particularly relating to open pit equipment. To supplement the existing fleet while we undertake scheduled maintenance, we have leased loaders to replace the excavators while they are rebuilt. We expect to have one excavator commissioned in mid-February and the second in March at which time the Open Pit will return to full production. We have accelerated development in the underground to provide greater flexibility and enhanced mine planning. Increased production in the underground has been achieved as a result with continued benefits expected to be achieved through the balance of the year. January’s dilution underground remained consistent with December’s levels, and is an improvement of over 45% from November. In addition new equipment for the underground operation is currently arriving with one jumbo drill and front end loader already on site and additional loaders and trucks scheduled to arrive in late Q1 or early Q2. We continue to focus on decreasing dilution by providing additional training to our operators that will be supported by the recent implementation of a Quality Assurance / Quality Control program and an operating team that has the skills to execute the strategy.”

Mr. Tremayne went on to say, “As the following KPI charts demonstrate, there is a positive trend of ongoing productivity enhancements that are very encouraging and demonstrate that the turnaround at Ocampo is advancing as planned. Overall we are seeing productivity improvements in all areas of the mine and we will continue to demonstrate ongoing improvements throughout the first quarter. Particularly encouraging is the progress we are making in the development of the underground mine.”

Underground

Underground development increased by 54% over the Q4 monthly average and 127% over December. We are targeting to achieve 50 development metres per day and these development activities, augmented by the implentation of a Quality Assurance and Quality Control program, will allow the Company to have greater flexibility in mining methods that will result in increased productivity and decreased dilution.

Dilution remained stable in January at approximately 20%. Dilution has been reduced by over 45% from October. The re-introduction of longhole mining methods had a positive impact on reducing dilution. In February the Company implemented a Quality Assurance / Quality Control program aimed at improving productivity and decreasing dilution.

**

Average daily underground production increased by 8% to 978 tonnes per day in January over Q4 as we continue to benefit from the re-commencement of longhole production, improved development rates and the implementation of a new piecemeal bonus incentive program for underground miners.  We expect that as we continue to accelerate development and take delivery of additional underground equipment in March or early Q2, that we will continue to increase productivity.

Underground grades were comparable with Q4 as dilution control initiatives gain traction and access to higher grade ore improves. Quality control programs and sequencing issues continue to be addressed and we expect grades to improve during 2008.

Costs per tonne in January decreased to $24 per tonne or by 32% over the Q4 monthly average as the benefits from the implementation of improved mining methods and accelerated development activities continued to gain traction. Increased development activities that provide improved flexibility and optimization of mining methods are expected to result in a further reduction in average mining cost per tonne.

Open Pit Operations

Average daily production in January from open pit operations was negatively impacted by the lack of loading equipment due to scheduled major maintenance programs. In early January the Company leased additional equipment to partially supplement the existing loading fleet while the fleet undergoes such maintenance programs. The first of the two excavators will be back in operation in mid-February and the second in March at which time operations in the Open Pit will return to normal levels. We are still targeting above the Feasibility 80,000 tonnes per day and we are confident in attaining this target in the latter part of the first quarter of 2008.

High grade ore from the Open Pit continues to be directed to the Mill in order to benefit from the better recoveries of the Mill circuit. However, less tonnes from the Open Pit in December and January were re-directed to the Mill as a result of the increased tonnage at a higher grade from the Underground. As the capacity of the Mill is expanded, we will be able to increase the tonnage of high grade ore from the Open Pit to the Mill.

**

Ore feed to heap leach pad continues to improve despite weather, mechanical and maintenance issues in the past two quarters. Tonnes to the Heap Leach increased by 24% in January over Q4 as fewer tonnes were re-directed to the Mill and feed from stockpiles ahead of the Heap Leach was placed on the pad.

The strip ratio continued to decline in January and it is anticipated that this strip ratio will remain relatively stable in the coming months. However we will continue our focus on reducing the strip ratio at the Open Pit.

In January we continued to increase the stockpiles of low grade ore ahead of the Heap Leach to ensure uninterrupted processing as well as maximizing the ore head grade delivered to the leach pad. This will also allow production to continue during unfavourable weather conditions which impact on open pit operations on occasion.

Cost per tonne in the Open Pit in January were comparable with Q4. We continue to identify areas where additional cost efficiencies can be achieved. Costs remain higher than targeted levels as a result of lower production rates due to scheduled maintenance of two excavators and the reliance on leased loaders that are supplementing the fleet. Costs are anticipated to reduce once excavators are overhauled and we discontinue the use of the leased loading equipment in April.

Mill

In January, tonnes per day at the Mill remained close to design capacity at 1,369 tonnes per day in spite of 4 days of downtime caused by the failure of a diesel generator as well as a rod mill failure. Not including the 4 days of downtime, average tonnes per day was 1,570 tonnes. By establishing a stockpile ahead of the Mill and with the improvement in ore feed from the underground, we anticipate that the Mill will continue to operate at design capacity in Q1. We are reviewing the economics of increasing the capacity at the Mill to 2,800 tonnes per day and anticipate having the additional capacity available in the second half of 2008.

Mill availability was 79% in January and was impacted by the unavailability of the diesel generators that power the Mill circuit and the failure of a rod mill motor that collectively resulted in 4 days of downtime of the Mill. In the latter part of January, the Company was hooked up to an additional 5 megawatts of grid power that will reduce the reliance on the diesel generators. By the latter part of 2008 the Company will have access to 20 megawatts of grid power that will eliminate the reliance on the diesel generators and provide a more economical and reliable power supply.

**

Average grades to the Mill have continued to improve primarily as a result of the additional high grade ore from the Underground displacing ore from the pit. As we continue to accelerate development and optimize mining methods and decrease dilution, we anticipate continued improvement in overall grades to the Mill. We anticipate that this positive trend will continue as Underground productivity improves.

Costs per tonne continue to improve dramatically as a result of cost reduction programs and further cost improvements are anticipated through power and reagent consumption and throughput enhancements. Cost per tonne in January decreased by a further 12% to $17.85 per tonne over Q4 average costs and a decrease of 50% from Q3.

Heap Leach

Recoveries in January were negatively impacted as fewer tonnes were placed on the pad in November and December, however overall recoveries continue to trend towards life of mine design averages. Also, due to the expansion of the Heap Leach pad, construction activities have limited the number of tonnes actively under leach, as a result approximately 120,000 tonnes of ore are not under leach. Phase 1 of the expansion is expected to be completed in Q2.

Grades to the Heap Leach were 1.09 g/t in January, in line with plans. In January, more high grade ore from the Open Pit was directed to the Heap Leach pad due to the increase tonnes mined of high grade underground ore which took priority in the Mill. In December the cutoff grade was lowered from 0.4 g/t Au eq to 0.3 g/t Au eq but the head grade of material delivered to the Heap Leach Pad went up due to stockpiling low grade material in front of the Crusher.

Per tonne costs decreased by 31% to $2.09 per tonne in January over Q4 average costs due to the implementation of cost reduction programs and more efficient operations. Further cost improvements are anticipated going forward as we gain additional traction from our cost reduction programs.

Mr. Marion stated, “In January we significantly strengthened our senior management by appointing Scott Perry as Chief Financial Officer and Russell Tremayne as Chief Operating Officer. I have worked with both Scott and Russell while seconded to Highland Gold Ltd. from Barrick Gold where as a senior team we successfully addressed ongoing operational issues and by doing so we were also able to significantly increase shareholder value.  So I am confident that we can leverage our collective mining experience to accelerate the execution of our growth strategy and I know that they will be a tremendous asset to the Company.”

Ocampo Underground

Productivity in January improved over Q4 in the underground primarily as a result of increased development, the re-introduction of longhole mining methods and decreased dilution. Grades from the underground remained stable at 6.50 g/t gold equivalent over Q4 and grades are expected to improve as the underground operation ramps up.  Additionally, ongoing development in the underground provides more flexibility and better sequencing in the underground. The Company will continue to implement strategies that will continue to reduce costs and improve productivity. We will also continue to accelerate development so as to improve access to higher grade ore and maximize flexibility. The recently implemented bonus schedule has been favourably received and is expected to continue to positively impact productivity going forward. The Company has commissioned a new jumbo and loader and expects to take delivery of additional underground equipment in March or early Q2 that will have an immediate impact on productivity and accelerate the development of the underground.

Ocampo Open Pit

Productivity in the Open Pit declined in January due to the ongoing scheduled maintenance programs required for the loading fleet (loaders and shovels). The Company has leased two additional loaders to supplement the existing fleet during this downtime and productivity is expected to return to feasibility study levels in the coming months. In January we delivered less high grade ore to the Mill as a result of the increased tonnage from the underground resulting in the higher grade ore from the Open Pit being directed to the Heap Leach facilities.

Ocampo Mill Circuit

During January tonnes per day remained near capacity at 1,369 tonnes per day despite the 4 day downtime experienced at the Mill. The improvement in underground productivity resulted in more high grade ore from the underground being delivered to the Mill than in previous months which impacted  head grades significantly where grades improved to 6.30 g/t gold equivalent or 21% over Q4. Mill availability decreased to 79% in January due to the downtime caused by the unavailability of the diesel generators that power the Mill circuit. Availabilities remain on target to reach over 90% in the first half of 2008. Metallurgical recoveries in January were an average of 94% gold and 89% silver. Costs per tonne decreased over previous months and further production enhancements are available that should allow for additional cost reductions going forward as more traction is realized from our cost saving initiatives.

Ocampo Heap Leach Circuit

Recoveries at the Heap leach pad were impacted by less ore being delivered to the pad in November and December as well as ore that has been placed on the pad that is currently not under leach due to the expansion of the Heap Leach pad. During January 233,888 tonnes were placed on the Heap Leach which is an increase of 5% increase over December, however 120,000 tonnes of ore is not currently under leach due to the expansion of the Heap Leach pads as described above. In January, we continued to haul 150,000 tonnes of old tailings that average 1.68 g/t gold equivalent to the Heap Leach Pad. Bottle roll tests are being done on this material and recoveries are encouraging. We believe that taking these high grade tails will significantly reduce costs for the Heap Leach over the next few months. Costs decreased in January as a result of the cost management initiatives that have been implemented as well as enhanced operational efficiencies.

Mr. Marion concluded, “As we move further into Q1 I remain confident that we will achieved our goals and I continue to reaffirm our forecast scorecard for the end of Q1 for Ocampo.”

  We have targeted Q1 2008 production at the lower end of between 56,000 to 62,000 gold equivalent ounces (inclusive of El Cubo)

  We have targeted total cash costs for Q1 2008 to be consistent with those estimated for Q4, 2007

  Expansion and Sustaining Capital expenditures are anticipated to be between $16 and $20 million

  We are committed to providing an update on 2007 year end reserves and resources at the end Q1 2008

  We also expect to release our 2008 Operating and total cash cost guidance together with a 3-year outlook at the end of Q1 2008

  We have already experienced positive operating cash flow in November and January and we expect to achieve sustained positive operating cash flow in Q1 2008. We anticipate being Net Free Cash flow positive in the latter part of 2008 once expansion capital for the heap leach facility, processing facility and the continued development of the Santa Eduviges decline is concluded

  We do not expect any further accounting provisions

  Performance management systems that are aligned with the Mission and Strategy to ensure delivery of results both operationally as well as corporately have been introduced and will become fully implemented in 2008

  We expect to release during March results from our drilling program at Guadalupe y Calvo, our highly prospective exploration property located in the southwest portion of Chihuahua State in Mexico.

About Gammon Gold

Gammon Gold Inc. is a Nova Scotia based mid-tier gold and silver producer with properties in Mexico. The Company’s flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon Gold also operates its El Cubo operation in Guanajuato State and has the promising development Guadalupe y Calvo property in Chihuahua State. The Company remains 100% unhedged.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Rene Marion	Anne Day
Chief Executive Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
902-468-0614	902-468-0614

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  This press release uses certain terms, such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC.  US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F (File No. 001-31739), which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “forecast”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital  expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of construction, costs and timing of future exploration and reclamations expenses. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual  results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

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Item 6         Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7         Omitted Information

Not applicable.

Item 8         Executive Officer

Rene Marion
Chief Executive Officer
Gammon Gold Inc.
Tel: 902-468-0614

Item 9         Date of Report

February 19, 2008